Securities and Exchange Commission Washington,

              D.C. 20549

Schedule 13G

Under the Securities and Exchange Act of 1934



Lodgenet Entertainment Corp

Name of Issue



Common

Title of Class of Securities



540211109

Cusip number



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class) (See Rule 13d7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the
remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities in that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip Number: 540211109                 13G



1.       Investment Advisers, Inc.
2.       Check the appropriate box if
a member of
a group:(a) [   ](b) [   ]
3.       SEC Use only
4.       Citizenship or place of
organization: Delaware
5.  Sole voting power:671,300
6.  Shared voting power:200,000
7.  Sole Dispositive power:671,300
8.  Shared dispositive power:200,000
9.  Aggregate amount beneficially
owned by each reporting person: 871,300
10. Percent of class represented by Row 9:7.65%
11.      Type of Person Reporting*: IA
Item 1.  (a)      Name of Issuer: Lodgenet Entertainment
Corp
         (b)      Address of Issuer's Principal Executive
Offices: 3900 West Innovation Street
         Sioux Falls,  SD  57107
Item 2.  (a) Investment Advisors, Inc.
b)3700 First Bank Place,Box 357,
  Minneapolis, MN 55440
         (c)      Delaware
         (d)      Title of Class of Securities:  Common
              (e)      Cusip Number: 540211109


Item 3   (e)Investment Advisor
registered under Section 203 of the Investment Advisors Act of 1940.

Item 4.
a)      Amount beneficially owned:871,300
(b)      Percent of Class:7.65%
(c)      Number of shares as to which
such person has:
(I)      Sole power to vote:671,300
(ii)     Shared power to vote: 200,000
(iii) Sole power to dispose or direct disposition of:671,300
               (iv)Shared power to dispose or
direct disposition of: 200,000
Item 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial

owner of more than five percent of the class of securities,

check the following:  [    ]

Item 6. The shares  referred  to in this filing are held by

various custodian  banks for various  clients of Investment

Advisors,Inc. None of the individual  clients or custodian

banks holds more than 5% or more of the shares.

Item 7.         Not applicable.

Item 8.         Not applicable.

Item 9.         Not applicable.

Item 10.Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the infraction set forth in this statement is true, complete and correct.


Date: 1/30/98


/s/  Kelly Thomas Coughlin

Kelly Thomas Coughlin
Vice President
Director of Compliance